Peer Review Mediation and Arbitration, Inc.

January 17, 2008

Ms. Angela McHale
Division of Corporate Finance
C/o U.S. Securities & Exchange Commission
Washington, DC 20549

RE:	Peer Review Mediation and Arbitration, Inc.
Form 10-SB12(g)A no. 3
File No. 0-52712

Dear Ms. McHale,

Please find the following answers to the comments that the Commission provided. Feel free to contact me at any time to discuss these issues in greater detail.

Comment 1.

The report date referenced in our Risk Factor, concerning our ability to continue as a going concern, by our auditor Ronald R. Chadwick, P.C., has been corrected to June 12, 2007.

Comment 2

The following disclosure has been corrected:” In 2006, the Company acquired $136,468 in marketable securities from a related party in exchange for a recorded payable to the related party in the same amount.”

Comment 3

The following table sets forth for the fiscal years ended September 30, 2006 and September 30, 2007 the compensation received by the officers of the Corporation.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Willis Hale,	2006	175,000	0		0	0	0	0	175,000
President CEO and Director	2007	200,000	0	0	0	0	0	0	200,000
									—
David Larry,	2006	26,000	0	0	0	0	0	0	26,000
Secretary	2007	26,000	0	0	0	0	0	0	26,000

1450 S. Dixie Highway, Ste 201
Boca Raton, FL 33432
Tel (561)

Comment 4

In April and May of 2001, we issued an aggregate of 6,430,000 shares of our Common Stock in exchange for acquiring certain assets and compensating several individuals for their services in formulating and founding Peer Review. These securities were issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The investors were accredited investors, there was no general solicitation or advertising in connection with the offer and sale of securities, stock was issued from the issuer directly.

During that period in 2001 we also issued 150,000 shares of our Series I Convertible Preferred, valued at par value, to a consultant for services, issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2) the Securities Act of 1933, as amended. This was a private transaction with the issuer. The Series I shares were cancelled in December 2005 with the consent of the holder, in consideration of the l issuance of 25,000 of our Common shares, issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2) the Securities Act of 1933, as amended. This was a private transaction with the issuer.

Merge Media was a technology service provider, and our CEO Mr. Hale was a non-majority control shareholder of Merge media. Merge Media performed work and provided technology to Peer Review in 2001 in exchange for 1,000,000 shares of the 6,430,000 originally issued PRMA's restricted common shares. These securities were issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2) of the Securities Act of 1933, as amended. This was a private transaction with the issuer, no solicitation or advertising in connection with the offer and sale of securities.

Prior to Merge Media suspending operations in 2002, its board of directors voted to dividend the 1,000,000 shares of Common Stock of PRMA it held as an asset via a shareholder distribution to Merge Media’s shareholders. However, at the time Merge Media received legal advice that there may not be an available securities exemption from registration with the Securities Act to dividend to its own shareholders the stock of a third-party issuer, PRMA. Subsequently, Merge Media tendered the 1,000,000 shares of Common Stock of PRMA that Merge Media had held back to PRMA, under an agreement with the board of PRMA to exchange the 1,000,000 shares of its Common Stock for a higher class of securities in the event of potential dissolution or series II Preferred Shares; and distribute the Series II Preferred shares of PRMA directly to Merge Media’s shareholders. This share exchange and shareholder dividend issuance was conducted under the exemption afforded by Section 4(2) and Regulation D, Rule 506 exemption of the Securities Act of 1933. PRMA business purpose for issuing shares to Merge Media’s shareholders was to facilitate Merge Media in its shareholder distribution of PRMA capital Stock. The 1,000,000 shares of PRMA Common Stock owned by Merge Media were exchanged into an equal number of shares of the Series II Preferred shares and distributed to the 270 individual shareholders of Merge Media, Inc. in a distribution pursuant to an Amended Form D filed with the Securities and Exchange Commission on December 15, 2004. Each Series II Preferred share may be converted into a Common share, at no additional cost, any time subsequent to the first anniversary of their issue date. . These securities were issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2) and Regulation D, Rule 506, of the Securities Act of 1933, as amended. All of the merge Media shareholders were accredited investors, there was no general solicitation or advertising in connection with the offer and sale of securities, no compensation was paid to any intermediary or employee of either company, and all securities were issued with a restrictive legend.

In June of 2004 we entered into an acquisition agreement whereby we agreed in exchange for the issuance of 200,000 shares of our common stock, to acquire 100% of the shares of ProVerus Corporation, a Florida corporation that had been established by the seller to continue the development and marketing of several software based technology applications. Pursuant to the mutual consent of the parties the transaction was rescinded. This transaction was terminated by the mutual consent of the parties and the Peer Review shares were returned and cancelled. With regard to this matter there are no legal proceedings, by or against us, either pending or contemplated to our knowledge.

On February 11, 2005, Peer Review acquired all of the outstanding common shares of Independent Review, Inc. (“IRI”), Texas Corporation, in exchange for 75,000 unregistered shares of our Common Stock. IRI is engaged in providing medical case reviews to the Texas Insurance Commission, pursuant to a license from the State of Texas. The IRI shares were acquired in exchange for 75,000 of the Company's common shares with no readily available market price The Exchange of Shares Agreement is filed herewith as an Exhibit. The securities were issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2) of the Securities Act of 1933, as amended. This was a private transaction with the issuer, there was no general solicitation or advertising in connection with the offer and sale of securities, no compensation was paid, and all securities were issued with a restrictive legend.

Comment 5.

The MD & A figures under “Selling, General and Administrative Expenses” on pages 16 and 17 have been corrected to match the Statement of Operations. Disclosure has also been added to include expert reviewer fees. All expert reviewer fees have been included in costs of sales.

 Selling, General and Administrative Expenses during the nine months ending September 30, 2007 of $1,075,755 decreased by $46,057 from $1,121,812 in the corresponding nine months ending September 30, 2006.  This decrease was primarily attributable to decreased personnel. Fees for expert reviewers, reported as a cost of sales, increased from $24,447 for the nine months ending September 30, 2006 to $58,594 for the nine months ending September 30, 2007 due to increased review activity.

The Selling, General and Administrative Expenses were broken up in the nine months ending September30, 2007, as $137,875 Physician Recruitment, $92,000 Administrative Expense, $76,750 Operational Expense, IT Maintenance, $170,225 Rent, $159,500 Officers & Directors Compensation, $137,500 Consulting fees, $67,550 telephone, $3,475 legal & professional fees, $19,975 utilities/maintenance, $11,375 office supplies, $4,450 licenses/permits, $6,000 advertising, and $189,080 miscellaneous fees.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES during the year ended December 31, 2006 of $ 1,412,128 decreased by $940,557 from $2,352,685 in 2005. This decrease was primarily attributable a consolidation of expense areas and a decrease of consultant expense for the parent company, PRMA. Fees for expert reviewers, reported as a cost of sales, decreased from $58,491 in 2005 to $53,176 in 2006 due to decreased review activity.

The Selling, General and Administrative Expenses was broken up in the year ending December 31, 2006, as $137,849 Physician Recruitment, $91,899 Administrative Expense, Operational Expense $76,583, IT Maintenance $254,432, Rent $238,286, Officers & Directors Compensation $180,000, Consulting fees $145,861, $17,571 telephone, $93,293 legal & professional fees, $57,684 utilities/maintenance, $13,351 office supplies, $15,015 licenses/permits, $15,072 advertising, and $75,242 miscellaneous fees.

Comment 6.

See change to statement of cash flows.

Respectably,

/s/ Willis Hale

Willis Hale
President